Room 4561

August 16, 2006

Kenneth D. Denman
Chairman and Chief Executive Officer
iPass, Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

  Re: **iPass, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2005
    Filed March 16, 2006
    File no. 0-50327

Dear Mr. Denman:

  We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Kathleen Collins
      Accounting Branch Chief